Exhibit 20(a)


                                 [MARKER LOGO]



                                                                   June 28, 1996
                                                           FOR IMMEDIATE RELEASE



                   MARKER INTERNATIONAL COMPLETES 80 PERCENT
                      ACQUISITION OF DNR SPORTSYSTEM, LTD.

Salt Lake City, Utah - Marker International (NASDAQ - MRKR) announced today that it has completed the acquisition of an additional 55 percent of DNR Sportsystem, Ltd. of Zurich, Switzerland. Marker's total ownership of DNR Sportsystem is now 80 percent. Market had previously announced on June 12, 1996 that it had entered into an agreement to acquire the additional interest.

DNR Sportsystem, a leader worldwide in the development, marketing and distribution of snowboards, snowboard boots and snowboard bindings, had sales of $44.0 million and net income of $5.6 million in its last fiscal year which ended December 31, 1995.

On a pro forma basis, the results of the combined companies in Marker's fiscal year which ended March 31, 1996, would have shown sales of $131.9 million and earnings before interest, taxes, depreciation and amortization of $16.7 million.

Marker's acquisition of the additional 55 percent interest of DNR Sportsystem was made from DNR's current shareholders. The final purchase price of the additional interest was $19.4 million. DNR Sportsystem co-founder, Lucio Roffi, of Zurich, Switzerland, will continue as Chairman, Chief Executive Officer and a shareholder of DNR.

Marker International, through its subsidiaries in the United States, Germany, Japan, Austria, Canada and Switzerland is a leading manufacturer and marketer of ski and snowboard bindings.

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                                                   For More Information Contact:
                                                            Marker International
                                                                 Andrea Williams
                                                                  (801) 972-2100




                               [MARKER LETTERHEAD]